October 19, 2018

VIA CONFIDENTIAL EDGAR SUBMISSION

Russel Mancuso

Branch Chief - Legal

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Itamar Medical Ltd.

Confidential Draft Registration Statement on Form 20-F

Submitted August 20, 2018

CIK No. 0001613170

Dear Mr. Mancuso:

We, Itamar Medical Ltd. (the “Company” or “we”), are confidentially submitting to the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR concurrently herewith an amendment to the Draft Registration Statement on Form 20-F of the Company submitted to the Commission on August 20, 2018 and amended on October 9, 2018 (as amended, the “Registration Statement”) solely for the purpose of (i) revising the cover page of the Registration Statement to correct the name of the stock exchange on which the Company's class of securities will be registered, (ii) filing Exhibits 4.8, 4.9 and 4.10 to the Registration Statement, for which the Company has separately submitted a revised confidential treatment request for certain information appearing in such exhibits, and (iii) revising Item 19 (Exhibits) of the Registration Statement to reflect the filing of such exhibits as well as indicate those exhibits that were previously filed as part of the Registration Statement.

Please contact me at +972-4-617-7000 or via e-mail at BShy@itamar-medical.com or our outside legal counsel from Goldfarb Seligman & Co.: Ido G. Zemach, Adv., at +972-3-608-9989 or +972-52-400-0533 or via e-mail at ido.zemach@goldfarb.com or Yoni R. Henner, Adv., at +972-3-608-9740 or +972-52-400-0035 or via e-mail at yoni.henner@goldfarb.com, if you have any questions or require additional information.

Respectfully,

ITAMAR MEDICAL LTD

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

cc:	Noa Farkas Gluck, Itamar Medical Ltd., General Counsel & Company Secretary

Ido G. Zemach and Yoni R. Henner (Goldfarb Seligman & Co.)